

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 24, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Andrew S. Prince
Chief Financial Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

> **Re: Precision Aerospace Components, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-30185**

Dear Mr. Prince:

We issued comments to you on the above captioned filing on September 15, 2008. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 7, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 7, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Amy Geddes at (202) 551-3304 if you have any questions.

Sincerely,

David R. Humphrey
Branch Chief